SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2011
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     On April 28, 2011, the Board of Directors of Telvent GIT, S.A. (the “Company”) accepted the resignation of HRH Carlos de Borbón as a Director.
     Under Spanish Law, if a Director does not serve out his entire term, the Company’s Board of Directors may fill the vacancy by appointing a shareholder as a replacement Director to serve until the next general shareholders’ meeting, when the appointment may be ratified or a new Director to fill the vacancy is elected. Therefore, in accordance with Spanish Law, the Company appointed Telvent Corporation, S.L., a shareholder of the Company, as a Director and Mr. German Bejarano will act as Telvent Corporation, S.L.’s nominee.
     Mr. Bejarano is currently the Director for Institutional International Relations of Abengoa S.A. and Assistant to the Chairman of Abengoa S.A., positions that he has held since 2008.
     In 1985, he joined the Ministry of Economy and Finance of Spain as an assistant tax inspector and later worked as a senior economist and trade specialist (Tecnico Comercial y Economista del Estado) at the Technical Secretariat and at the Treasury. From 1992 until 1998 Mr. Bejarano represented Spain at the boards of the Inter-American Development Bank’s Group in the capacities of Executive Director and Alternate Director. In 2000, he was appointed Director General for International Economic Relations (Spanish Ministry of Foreign Affairs,). Mr. Bejarano held this position until his appointment as Ambassador of Spain to Malaysia in 2004. Mr. Bejarano served as Ambassador of Spain to Malaysia until 2007. He also served as Ambassador of Spain to Brunei Darussalam from 2005 until 2007.
     Mr. Bejarano holds a degree in Economics from Universidad Autónoma de Madrid, Spain and an advanced studies diploma (DEA) from Université de Nancy, France. He also holds a Diploma of High European Studies from the European Center of Nancy, France.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ignacio Gonzalez
	Name:	Ignacio Gonzalez
	Title:	Chief Executive Officer

Date: May 5, 2011